EXHIBIT 12

ONEOK, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Three Months Ended March 31,
(Unaudited)	2004		2003
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$22,442		$23,588
Other interest	317		2,660
Amortization of debt discount and expense	929		2,329
Interest on lease agreements	2,153		2,370

Total Fixed Charges	25,841		30,947
Preferred dividend requirements	—		24,862

Total fixed charges and preferred dividend requirements	$25,841		$55,809

Earnings before income taxes and income from equity investees	$171,595		$204,186
Total fixed charges	25,841		30,947

Earnings available for combined fixed charges and preferred stock dividend requirements	$197,436		$235,133

Ratio of Earnings to combined fixed charges and preferred stock dividend requirements	7.64	x	4.21	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.